UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to Be Included In Statements Filed
Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

International Shipping Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

46032U 10 8

(CUSIP Number)

Angeliki Frangou

International Shipping Enterprises, Inc.

1225 Franklin Avenue, Suite 325

Garden City, New York 11530

(516) 240-8025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10 , 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46032U 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angeliki Frangou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,039,022 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,039,022 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,039,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 25.16%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The classes of securities to which this Schedule 13D relates is (1) the common stock, par value $.0001 per share (the "Common Stock"), of International Shipping Enterprises, Inc., a Delaware corporation (the "Issuer") and the units of the Issuer (the “Units”), each of which is comprised of one share of Common Stock and two warrants, each warrant entitling the holder to purchase one share of Common Stock at a price of $5.00 per share (the “Warrants”). The principal executive offices of the Issuer are located at 1225 Franklin Avenue, Suite 325, Garden City, New York 11530.

Item 2.	Identity and Background
This statement is filed by Angeliki Frangou. Ms. Frangou is the “Reporting Person.”

The Reporting Person is a citizen of Greece. The business address for her is 1225 Franklin Avenue, Suite 325, Garden City, New York 11530.  The Reporting Person is the Chairman, Chief Executive Officer and President of the Issuer.

During the past five years the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In September 2004, the Reporting Person purchased 4,000,000 shares of Common Stock for an aggregate purchase price of $23,529 (approximately $0.006 per share).  She used her personal funds to purchase such shares of Common Stock.

On November 29, 2004, the Issuer paid a stock dividend to the holders of shares of Common Stock at a rate of approximately 0.676 shares of Common Stock for each outstanding share of Common Stock.  As a result of this stock dividend, the Reporting Person was issued an additional 2,705,882 shares of Common Stock, without payment of any additional funds.  Such stock dividend effectively lowered the purchase price of the shares of Common Stock owned by Ms. Frangou to approximately $0.004 per share.

On December 16, 2004, the Reporting Person purchased from the Issuer, in an initial public offering (the “IPO”) of the Issuer’s securities pursuant to a Registration Statement on Form S-1 (Registration No. 333-119719), which was declared effective on December 10, 2004 (the “Registration Statement”), 3,333,140 Units of the Issuer at a purchase price of $6.00 per Unit, for an aggregate purchase price of $19,998,840.  She used her personal funds to purchase such Units.

Item 4.	Purpose of Transaction

The Reporting Person acquired her initial 4,000,000 shares of Common Stock of the Issuer as a founder of the Issuer.   The Issuer was formed for the purpose of raising funds from the public in order to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more vessels or an operating business in the shipping industry (a “Business Combination”).  Such a Business Combination, which will require the approval of a majority of the shares of Common Stock voted by the Issuer’s public stockholders, may result in the transfer of the Issuer’s assets to another corporation, as a result of such Business Combination.

The Reporting Person acquired the Units in the IPO to assist in the funding of the Issuer for the purpose of raising funds to seek out and enter into a Business Combination.  Substantially all of the funds raised in the IPO, including the funds invested by the Reporting Person, are being held in a trust account with Continental Stock Transfer & Trust Company until a Business Combination is consummated.

The Reporting Person has also agreed to purchase up to 5,000,000 of the Issuer’s publicly-traded warrants, in the public marketplace, at prices not to exceed $0.70 per Warrant, after separate trading of such Warrants has commenced.

Other than as set forth above, the Reporting Person has no present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer’s business or corporate structure, or make a change in the Issuer’s charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person is the beneficial owner of an aggregate of 10,039,022 shares of Common Stock, comprised of the 6,705,882 shares of Common Stock owned by her prior to the IPO and an additional 3,333,140 shares of Common Stock included in the Units purchased by her in the IPO.  Such shares of Common Stock represent approximately 25.16% of the issued and outstanding shares of Common Stock of the Issuer.

The Reporting Person has the right to purchase up to an additional 6,666,280 shares of Common Stock upon exercise of the Warrants; provided, however, that the earliest that the Warrants may become exercisable is December 10, 2005.  Since the Reporting Person may not acquire such Common Stock within 60 days, she is not currently deemed to have beneficial ownership thereof.

(b) The Reporting Person has sole voting power and sole dispositive power over all of her shares of Common Stock.

(c) The Reporting Person has not effected any transactions in the Issuer’s Common Stock in the past sixty (60) days other than the transactions reported in this Statement on Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has entered into a Letter Agreement among herself, the Issuer and Sunrise Securities Corp. (Exhibit 10.1 to the Registration Statement) and a Stock Escrow Agreement among herself, the Issuer, Continental Stock Transfer & Trust Company and certain other stockholders of the Issuer (Exhibit 10.8 to the Registration Statement), pursuant to which she has agreed to place the 6,705,882 shares of Common Stock acquired by her prior to the IPO and reported on this Schedule 13D, in escrow, until December 10, 2007, subject to certain limited exceptions.  The Reporting Person will have the right to vote and receive distributions, with respect to such shares of Common Stock, during the period that they are held in escrow, but will not be able to sell or otherwise transfer such shares.

The Reporting Person has also entered into a Warrant Purchase Agreement with Sunrise Securities Corp. (Exhibit 10.13 to the Registration Statement), pursuant to which she has agreed to purchase up to 5,000,000 of the Issuer’s publicly-traded warrants, in the public marketplace, at prices not to exceed $0.70 per warrant, after separate trading of such warrants has commenced.  The Reporting Person has also agreed not to sell or otherwise transfer any of such warrants until the completion of a Business Combination.

Item 7.	Material to Be Filed as Exhibits
None.

Remainder of Page Intentionally Left Blank

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: December 16, 2004	/s/ Angeliki Frangou
Angeliki Frangou